                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934


                             Annual Filing - Form 28



                                  LAIDLAW INC.
                 (Translation of registrant's name into English)


           3221 North Service Road, Burlington, Ontario Canada L7R 3Y8
                    (Address of principal executive offices)




        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]


           Form 20-F                       Form 40-F           X
                           ----------                     ----------







  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                     Commission pursuant to Rule 12g-3-2(b)
                   Under the Securities Exchange Act of 1934]


                       Yes      X               No
                             -------                 ---------

                                     FORM 28
                                  ANNUAL FILING


1.       REPORTING ISSUER

         Laidlaw Inc.
         3221 North Service Road
         Burlington, Ontario
         L7R 3Y8

2.       JURISDICTION UNDER WHICH CONTINUED

         Canada

3.       FINANCIAL YEAR-END

         August 31.

4.       VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

         As of January 10, 2003, there were 325,927,870 common shares outstanding, each carrying the right to one vote per share. The Company's articles do not include any provisions for cumulative voting. The articles of the Company provide that the directors may impose constraints on the right to transfer the common shares. To the knowledge of the directors or senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares of the Company.

5.       DIRECTORS

         Each director is elected annually and holds office until the next annual meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Company. On March 7, 2001, the Ontario Superior Court of Justice (the "Court") ordered that the Company call its next annual meeting of shareholders on or before January 15, 2002 or such other date as may be set by order of the Court. On January 11, 2002, the Court further ordered that the Company is relieved of any obligation to call or hold an annual meeting of shareholders until further order of the Court. The board presently consists of 11 directors. The following table shows information, as of January 10, 2003, concerning the directors of the Company.


                                                                                        Number of shares
                                                                                        of the Company
                          Position with                                                 beneficially owned
Name and                  Company and/                                 Director         or over which control
Age                       or Principal Occupation                      Since            or direction is exercised
--------                  -----------------------                      --------         --------------------------
PETER N.T.                Corporate Director                            1986            28,750 Common
WIDDRINGTON, 72

JOHN R.                   President and Chief Executive Officer         1997            --
GRAINGER, 53              Laidlaw Transit, Inc.

STEPHEN F.                Executive Managing Director                   2000            --
COOPER, 56                Kroll Zolfo Cooper
                          (Corporate Advisory and Restructuring Firm)

WILLIAM P.                President and Chief Executive Officer         1983            15,997 Common
COOPER, 63                Cooper Construction Limited
                          (Construction Company)

JACK P.                   Management Consultant                         1996            31,918 Common
EDWARDS, 57

WILLIAM A.                Chairman                                      1994            800 Common
FARLINGER, 73             Ontario Power Generation Inc.
                          (Public Utility)

DONALD M.                 President and Chief Executive Officer         1980            7,638 Common
GREEN, 70                 Greenfleet Ltd.
                          (Investment Company)

MARTHA O.                 President                                     1996            12,318 Common
HESSE, 60                 Hesse Gas Company
                          (Natural Gas Marketing Company)

WILFRED G.                Chairman                                      1998            56,774 Common
LEWITT, 70                MDS Inc.
                          (Health & Life Sciences Company)

GORDON R.                 Chairman, Public Affairs                      1994            9,385 Common
RITCHIE, 58               Hill and Knowlton Canada Limited
                          (Consulting Company)

STELLA M.                 Principal                                     1994            --
THOMPSON, 57              Governance West Inc.
                          (Consulting Company)

FOOTNOTES:

1. The information as to shares beneficially owned or over which they exercise control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

         BOARD COMMITTEES

          The Company has an Audit Committee which is composed of Messrs. Farlinger, Green, Lewitt and Ritchie. The function of the Audit Committee is to review the annual financial statements of the Company prior to their approval by the Directors, to review all interim financial statements and all financial statements included in any prospectus and to review all periodic reports to be filed with securities regulatory authorities.

          The Company also has an Executive Committee which is composed of Messrs. Grainger, Lewitt and Widdrington and Ms. Hesse. The Executive Committee may exercise all of the powers of the Board of Directors, except as restricted by the Board of Directors and the by-laws and articles of the Company.

          The Company also has a Compliance and Ethics Committee which is composed of Messrs. W. Cooper and Widdrington and Ms. Hesse and Thompson; a Human Resource and Compensation Committee which is composed of Messrs. W. Cooper and Widdrington and Ms. Thompson; and a Nominating and Corporate Governance Committee which is composed of Messrs W. Cooper, Green and Widdrington and Ms. Hesse.


6.     EXECUTIVE COMPENSATION

DIRECTORS' AND OFFICERS' REMUNERATION FROM THE COMPANY AND ITS SUBSIDIARIES

          The following compensation information relates to amounts paid to the individual who served as Chief Executive Officer and certain other Executive Officers for the year ended August 31, 2002. They are referred to collectively as the "Named Executives". Kevin E. Benson, the President and Chief Executive Officer, and Douglas A. Carty, the Senior Vice-President and Chief Financial Officer, were not employed by the Company during the year ended August 31, 2002 and no compensation information for Mssrs. Benson and Carty is provided.

                  S U M M A R Y    C O M P E N S A T I O N (1)

          The following table sets forth the compensation of the Named Executives for the periods indicated.


                                                                                                               All Other
       Name and Principal                                                                        Long Term    Compensation
            Position               Year                     Annual Compensation                 Compensation      ($)(3)
                                            ------------------------------------------------- --------------  -------------
                                                                              Other Annual     Securities
                                                                              Compensation    under Options
                                               Salary ($)       Bonus ($)          ($)         Granted (#)
   ------------------------------------------------------------------------------------------------------------------------
   John R. Grainger (4)            2002         $624,000        $634,725            0               0          $19,513
   President and Chief             2001         $610,000        $210,000            0               0           $8,951
   Executive Officer               2000         $561,618            0               0            500,000        $7,865


   ------------------------------------------------------------------------------------------------------------------------
   Ivan R. Cairns                  2002         $324,167        $140,000            0               0           $8,803
   Senior Vice-President           2001         $320,000        $171,200            0               0           $8,793
   and General Counsel             2000         $314,167            0               0            200,000        $7,680


   ------------------------------------------------------------------------------------------------------------------------
   Wayne R. Bishop                 2002         $242,285        $100,000            0               0          $11,954
   Vice-President,                 2001         $230,198        $112,000            0               0          $11,009
   Controller                      2000         $213,541         $30,750            0            45,000         $9,373


   ------------------------------------------------------------------------------------------------------------------------
   D. Geoffrey Mann                2002         $210,417        $100,000            0               0          $11,612
   Vice-President, Treasurer       2001         $193,867         $67,000            0               0           $8,008
                                   2000         $181,250         $26,250            0            45,000        $10,594






(1) Messrs. Grainger and Cairns are compensated in U.S. dollars. All other compensation amounts for them have been converted to U.S. dollars based upon average exchange rates per Canadian dollar of $1.5731, $1.5267 and $1.4704 for 2002, 2001 and 2000, respectively. Information for Messrs Bishop and Mann is in Canadian dollars.

(2) The value of perquisites for each Named Executive is less than the lesser of $50,000 and 10% of the total annual salary and bonus.

(3) Includes contributions to Deferred Profit Sharing and Compensation Plans and the cost of Term Life Insurance.

(4) Mr. Grainger became President and Chief Executive Officer on December 21, 1999. Mr. Benson became President and Chief Executive Officer on September 16, 2002.

                          LONG-TERM COMPENSATION PLANS

                          OPTION GRANTS IN FISCAL 2002

No options to purchase common shares were granted to the Named Executives during Fiscal 2002.


                 AGGREGATED OPTION EXERCISES DURING FISCAL 2002

                      AND OPTION VALUES AT AUGUST 31, 2002


                                                              Unexercised Options                  Value of Unexercised
                       Securities        Aggregate             at August 31, 2002            in-the-Money Options at August
                       Acquired on         Value         --------------------------------   ---------------------------------
       Name           Exercise (#)      Realized ($)     Exercisable(#)  Unexercisable(#)  Exercisable($)   Unexercisable($)
       ----           ------------      ------------    ---------------- -------------- ----------------- --------------------

John R. Grainger            0                0              601,000          372,000            0                   0
Ivan R. Cairns              0                0              413,000          172,000            0                   0
Wayne R. Bishop             0                0               70,150           36,000            0                   0
D. Geoffrey Mann            0                0               51,000           36,000            0                   0


Key Employee Retention Plans

         The Company has approved Key Employee Retention Plans that are designed to ensure that the employees critical to the Company's restructuring efforts are provided with sufficient economic incentives and protections to remain with the Company and fulfill their responsibilities through the Company's financial restructuring process. Mr. J.R. Grainger received a retention benefit of 12 months' base salary, payable 25% on October 31, 2000, 25% on May 1, 2001 and 50% on October 31, 2001. Each of Messrs. Bishop and Mann received a retention benefit of 75% of 18 months' base salary, payable 25% on October 31, 2000, 25% on May 1, 2001 and 50% on October 31, 2001.

         Under a subsequent plan, each of Messrs. Bishop, Mann and Cairns will receive a retention benefit of 50% of monthly base salary times months of service credited from November 1, 2001 until the later of the confirmation of the Company's plan of reorganization or the relocation of the Company's corporate headquarters, not in excess of 12 months. As of November 1, 2001 each was credited with 3 months' of service (which counts toward the 12 month limit). Because the Company did not have a confirmed plan of reorganization in place by June 1, 2002, participants received 25% of the retention bonus payable as of that date.

Pension Plans

         The Company provides Retirement and Deferred Savings Plans pursuant to which the Company will match 50% of the employee's contributions to the plan, provided that total annual contributions do not exceed the maximum allowable contributions under the relevant income tax law.

         During fiscal 1995, the Company instituted a non-contributory Supplemental Executive Retirement Plan. The Plan provides a benefit equal to 1% of final average earnings up to $150,000 and 1.5% thereafter, multiplied by the number of years of credited service. Final average earnings would be the average of the highest consecutive five years earnings (including salary and bonus, not exceeding the target level) earned in the last ten years prior to retirement. The form of benefit would be a life annuity, guaranteed five years, reduced by government pension benefits. Mr. Grainger will receive service credit of two years for every year of his service commencing January 1, 2000 and the normal retirement age for Mr. Grainger under the plan (initially age 65 at which benefits may be commenced without reduction) will be reduced by one year for each year of Mr. Grainger's service after January 1, 2000.

         The following table sets forth the annual amount (after deducting government pension benefits) that would be payable to the Named Executive Officers based on retirement at age 65, at various levels of remuneration and years of service.


                     SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
        ANNUAL PENSION PAYABLE UPON RETIREMENT AT NORMAL RETIREMENT AGE

                                                                       YEARS OF SERVICE
                          -----------------------------------------------------------------------------------------------------
        REMUNERATION            10               15                 20                  25                      30
    ---------------------------------------------------------------------------------------------------------------------------
             ($)                ($)              ($)               ($)                 ($)                     ($)
    ---------------------------------------------------------------------------------------------------------------------------
          $200,000            $21,390          $32,084            $42,779             $53,474                 $64,169
          $300,000            $36,190          $54,284            $72,379             $90,474                $108,569
          $400,000            $51,190          $76,784           $102,379            $127,974                $153,569
          $500,000            $66,090          $99,134           $132,179            $165,224                $198,269
          $600,000            $81,190         $121,784           $162,379            $202,974                $243,569
          $700,000            $96,390         $144,584           $192,779            $240,974                $289,169
          $800,000           $111,190         $166,784           $222,379            $277,974                $333,569
          $900,000           $126,490         $189,734           $252,979            $316,224                $379,469
        $1,000,000           $141,590         $212,384           $283,179            $353,974                $424,769
        $1,100,000           $156,490         $234,734           $312,979            $391,224                $469,469
        $1,200,000           $171,190         $256,784           $342,379            $427,974                $513,569
        $1,300,000           $185,690         $278,534           $371,379            $464,224                $557,069
        $1,400,000           $201,390         $302,084           $402,779            $503,474                $604,169
        $1,500,000           $215,590         $323,384           $431,179            $538,974                $646,769

         The credited years of service for the Named Executive Officers as at August 31, 2002 (assuming the individual meets certain conditions of continued employment with the Company) are as follows: J.R. Grainger - 15.29 years; I.R. Cairns - 20.82 years; W.R. Bishop - 7.42 years and D.G. Mann 5.42 years.

Severance Policy

         The Company has a severance policy pursuant to which an employee whose employment is terminated by the Company other than for cause will receive a severance allowance consisting of (i) a severance amount payable for a period based on the employee's years of service, age, base salary and car allowance,
(ii) continuation of certain welfare benefits for the shorter of the severance period or until the employee obtains alternative employment, and (iii) outplacement services. An employee must execute a general release of claims in order to receive a severance allowance. This policy is applicable to the Named Executives other than Mr. Grainger. If Mr. Grainger is terminated without cause, he is entitled to receive a lump sum amount equal to 2.5 times his base salary plus 2.5 times the target award under the CEO Annual Incentive Plan and the continuation of other benefits for a period of 30 months after his termination. In lieu of the benefits, Mr. Grainger may be paid an equivalent lump sum cash amount. The agreement requires Mr. Grainger to refrain from competing with and soliciting customers of the Company during his employment and for fifteen months following his termination without cause. The agreement also prevents Mr. Grainger from soliciting any employee of the Company for a period of fifteen months following his termination.

Compensation of Directors

          Directors who are executive officers of the Company or its subsidiaries do not receive directors' fees. The annual compensation of the Chairman of the Board is Cdn. $330,750. The annual fee paid to each other director is Cdn. $33,750. An additional annual fee of Cdn. $4,725 is paid for each committee on which the director serves. The Audit Committee Chairman receives an additional Cdn. $8,100; other committee chairmen Cdn. $4,050. No additional fees are paid to members of the Executive Committee. Directors receive Cdn. $1,350 for each meeting of the Board or a committee attended. United States directors receive their compensation in U.S. dollars. No options to purchase common shares of the Company were granted to directors during fiscal 2002. During fiscal 2002, affiliates of Mr. Stephen F. Cooper were paid an aggregate of U.S. $8,804,300 for advisory services.

During fiscal 2002, the Directors received the following amounts for annual and meeting fees and additional services provided to the Company:

           NAME                                          AMOUNT
           Mr. W. P. Cooper                              Cdn. $ 87,582
           Mr. J. P. Edwards                             U.S. $ 15,244
           Mr. W. A. Farlinger                           Cdn. $ 67,950
           Mr. D. M. Green                               Cdn. $ 85,368
           Ms. M. O. Hesse                               U.S. $294,368
           Mr. W. G. Lewitt                              Cdn. $ 82,631
           Mr. G. R. Ritchie                             Cdn. $ 70,568
           Ms. S. M. Thompson                            Cdn. $101,767

Composition of Human Resource and Compensation Committee

         The Human Resource and Compensation Committee (the "Committee") reviews and takes action where needed concerning, among other things, compensation arrangements of the Chief Executive Officer and other designated officers. The following directors were members of the Committee during fiscal 2002:

                  William P. Cooper
                  Stella M. Thompson
                  Peter N.T. Widdrington

Report on Executive Compensation

         In order to enable the Company to attract and retain key executives, the Company attempts to provide a total compensation program competitive with selected North American companies that operate similar businesses. The program rewards employees for both Company and individual performance, thereby linking compensation to the creation of shareholder value.

         Compensation for each of the Named Executives consists of a base salary, an annual incentive plan in the form of a bonus opportunity and a long-term incentive plan in the form of an award of stock options. The Company provides Retirement and Deferred Savings Plans pursuant to which the Company matches 50% of the Named Executives' contributions to the plan, together with a non-contributory Supplemental Executive Retirement Plan.

         In establishing base salary levels for the Named Executives, the Company obtains information on other enterprises from publicly available sources. During fiscal 2000, an independent consultant was retained to conduct a review of executive compensation arrangements. As a result of the Company's financial condition, key employee retention plans were adopted. Based on general economic conditions and competitive market factors, increases were granted to certain of the Named Executives in fiscal 2002.

         The Named Executives are eligible for annual incentive bonus payments based on quantitative and qualitative factors. The quantitative component is determined by a comparison of financial results with targets approved by the Committee. For fiscal 2002, the base target bonus, amounting to 30% to 70% of base salary, could be achieved by meeting specified quantitative and qualitative goals. Additional bonus amounts of 50% of the base target bonus could be earned, if specific objectives were achieved. Bonuses were paid for fiscal 2002 to certain of the Named Executives in accordance with the objectives achieved.

         The Company's long-term incentive plan has consisted of a stock option plan. No options were granted to the Named Executives in fiscal 2002.

Compensation of Chief Executive Officer

         The compensation program as described above is equally applicable to the Chief Executive Officer.

         John R. Grainger was appointed President and Chief Executive Officer on December 21, 1999. Hewitt Associates were retained by the Company to advise with respect to his compensation arrangements. At the time of his appointment, Mr. Grainger's base annual salary was adjusted to U.S. $600,000 and was adjusted to U.S. $624,000 in fiscal 2001. During fiscal 2002, the Board of Directors requested Mr. Grainger to assume the position of President and Chief Executive Officer of the Company's Contract Bus Services business. Mr. Grainger agreed to remain as President and Chief Executive Officer of Laidlaw Inc. until a successor was retained.

         Mr. Grainger's short-term incentive plan provides a target bonus award level of 70% of annual base salary, determined upon quantitative criteria approved by the Committee. Mr. Grainger's eligibility for a bonus payment in fiscal 2002 was determined pursuant to the terms of the Laidlaw Educational Services Short-Term Incentive Plan. Mr. Grainger will receive an incentive payment upon successful completion of the restructuring of the Company equal to $525,000.

         In addition to participation in general company benefit programs, Mr. Grainger will, for each year of service commencing January 1, 2000 to a maximum of five years, be credited with an extra year of service under the Supplemental Executive Retirement Plan and his normal retirement age under the plan will be reduced by one year with no reduction in benefits.

         Should Mr. Grainger be terminated for other than good cause, he is entitled to receive an immediate payment equal to 30 months total compensation based on the average of the two previous years, but not less than the current base salary, target bonus and other benefits.

         No stock options were granted during fiscal 2002.

         Report of the Human Resource and Compensation Committee of the Board of Directors.

                 (signed)           William P. Cooper, Chairman
                 (signed)           Stella M. Thompson, Member
                 (signed)           Peter N.T. Widdrington, Member

Performance Graph

         The following graph compares the total cumulative shareholder return for $100 invested in common shares on August 31, 1997 with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.


                          SPTSX STOCK INDEX VS LAIDLAW
                     CUMULATIVE VALUE OF A $100 INVESTMENT

                  SPTSX      LAIDLAW
                  -----      -------
1997              100.0       100.0
1998               83.6        68.0
1999              105.4        48.1
2000              170.1         2.5
2001              111.9         0.7
2002              100.0         0.0


7.       INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

         No indebtedness has been incurred in connection with the purchase of securities of the Company by any present or former senior or executive officer or director of the Company. No indebtedness has been incurred, other than routine indebtedness, by all present or former senior or executive officers or directors of the Company.

8.       INTERESTS OF INSIDERS AND MATERIAL TRANSACTIONS

         Nil

9.       AUDITOR OF THE REPORTING ISSUER

         PricewaterhouseCoopers, LLP
         Mississauga Executive Centre
         One Robert Speck Parkway, Suite 1100
         Mississauga, Ontario   Canada L4Z 3M3

10.      MANAGEMENT CONTRACTS

         Nil.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              LAIDLAW INC.



Date:    March 25, 2003                       By: /s/ Ivan R. Cairns
                                                 ----------------------
                                              Ivan R. Cairns
                                              Senior Vice-President
                                              and General Counsel